Exhibit 99.1

The Board of Directors recommends that you REJECT the Comrit Offer and not tender your shares.

June 4, 2019

Dear Stockholder:

I am writing to you on behalf of the board of directors (the “Board”) of Carter Validus Mission Critical REIT, Inc. (the “Company”) to notify you about an unsolicited tender offer being made for your shares of the Company’s common stock by an unaffiliated third party in what we believe is an opportunistic attempt to purchase your shares at a low share price.

Comrit Investments 1, Limited Partnership (“Comrit”) notified the Company that it intends to make an unsolicited tender offer to all of our stockholders (the “Comrit Offer”). You may have already received Comrit’s tender offer materials (the “Tender Offer Materials”). Comrit is offering to purchase up to an aggregate of 1,049,869 shares of the Company’s common stock (the “Shares”) at a price of $3.81 per Share in cash.

In evaluating the terms of the Comrit Offer, the Board: (1) consulted with members of the Company’s management, Carter/Validus Advisors, LLC, the Company’s advisor, and such legal and other advisors as deemed appropriate by the Board; (2) reviewed the terms and conditions of the Comrit Offer; (3) considered other information relating to the Company’s historical financial performance, portfolio of assets and future opportunities; (4) evaluated various factors it deemed relevant in light of its knowledge of the Company’s business, financial condition, portfolio of assets and future prospects; and (5) took into account the fact that Comrit is making the offer for investment purposes and with the intention of making a profit from the ownership of the Shares.

The following are the material factors considered by the Board in evaluating the Comrit Offer:

(i)
The Board believes that the Comrit Offer represents an opportunistic attempt by Comrit to purchase the Shares at a low share price and make a profit and, as a result, deprive any Company stockholders who tender their shares of the Company’s common stock of the potential opportunity to realize the long-term value of their investment in the Company. The Board notes that because the Company is a non-exchange traded REIT, there is a limited market for the Company’s common stock, and there can be no certainty regarding the long-term value of the Company’s common stock because the value is dependent on a number of factors including: changes in economic conditions generally and the real estate market specifically; legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts; policies and guidelines applicable to real estate investment trusts; the Company’s ability to maintain tenant occupancy levels; the availability of capital and debt financing; and the Company’s ongoing relationship with its advisor and affiliates.

(ii)
Assuming the merger with Carter Validus Mission Critical REIT II, Inc. (“CVMC REIT II”) (the “Merger,” described below) is completed, after the closing of this offer, as Comrit acknowledges, if you “tender [s]hares in connection with this Offer, [you] will be ineligible to receive the [m]erger [c]onsideration with respect to such shares.” Therefore, you would not receive $1.00 of cash for each Share and shares of Class A common stock of CVMC REIT II.

(iii)
As admitted by Comrit, it is making the offer “with the intention of making a profit.” Comrit is a for profit business that, among other things, capitalizes on the illiquidity of shares by buying shares at what Comrit believes is a discounted price in order to make a profit. The Comrit Offer indicates that Comrit believes that our shares will be worth more in the future. Neither we nor any of our affiliates are in any way affiliated with Comrit. Comrit states that it was “motivated to establish the lowest price which might be acceptable” to the Company’s stockholders and acknowledges that the price offered is below the Company’s estimated $5.33 per Share value. Although this does not represent the price that a stockholder could obtain in the open market, or otherwise, the NAV is approximately 39.9% higher than the Comrit Offer.

Comrit further concedes that “[n]o independent person has been retained to evaluate or render any opinion with respect to the fairness of the [o]ffer [p]rice and no representation is made by [Comrit] or any affiliate of [Comrit] as to such fairness.” This arbitrary methodology is in contrast to the rigorous methods used by the Company in developing its NAV, including the engagement of an independent third-party appraisal firm. Comrit acknowledges that the offer price was established based on Comrit’s objectives and not necessarily based on what is in the best financial interest of you and the other Company stockholders. Moreover, Comrit admits that it has “not made an independent appraisal of the Shares or the [Company’s] properties” and that Comrit is “not qualified to appraise real estate.”

(iv)
The Board believes the Comrit Offer is an attempt to capitalize on the recent amendment to the Company’s share repurchase program (the “SRP”), in which the Company is limiting share repurchases beginning with repurchases processed in the third quarter of 2019 to only requests made in connection with the death, qualifying disability or involuntary exigent circumstance (as determined by the Board in its sole discretion) of a stockholder. As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on April 11, 2019, and in a letter mailed to you on or around April 11, 2019, the Company amended the SRP in conjunction with its entry into a definitive agreement to merge with Carter Validus Mission Critical REIT II, Inc. to create an entity with an enterprise value of approximately $3.2 billion. While there is no guarantee, CVMC REIT II has indicated it expects the board of directors of the combined company will determine the terms of the share repurchase program at a later date following consummation of the Merger.

(v)
If the Merger is consummated on its present terms, it would result in you receiving $1.00 per share in cash and 0.4681 shares of CVMC REIT II Class A common stock for each Share of the Company’s common stock owned (such fixed conversion ratio is based on the most recent per share NAV of $9.25 for CVMC REIT II’s Class A common stock), in accordance with the terms of the Merger agreement. This Merger consideration is notably approximately 39.9% more than the Comrit Offer. The Board, including each independent member of the Board, other than members who did not vote due to their position on the special committee of the board of directors of CVREIT II, unanimously approved the Merger and recommends the stockholders to do the same. We encourage you to read more about the potential merger in our SEC filings and other materials, which may be accessed on the SEC’s website (www.sec.gov), at our website (www.cvmissioncriticalreit.com) or at the following address: https://www.sec.gov/Archives/edgar/data/1482974/000119312519103766/d725703d8k.htm.

(vi)
The Securities and Exchange Commission (the “SEC”) has recommended “extreme caution” to investors with respect to the heightened risks involved with offers such as the Comrit Offer. In addition to this letter, we strongly encourage you to read the information provided by the SEC, here (www.sec.gov/investor/pubs/minitend.htm) and here (www.sec.gov/rules/interp/34-43069.htm). The SEC makes the following admonitions:

•
If the offer is for less than 5% of a company’s shares, it is a “mini-tender offer” and “you should proceed with caution.” The Comrit Offer is for, at maximum, less than 1% of our shares. Thus, it is a mini-tender offer, and you should proceed with caution.

•	“Some bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard.”

•
“[I]nvestors typically feel pressured to tender their shares quickly without having solid information about the offer or the people behind it. And they’ve been shocked to learn that they generally cannot withdraw from mini-tender offers.”

•
“[M]ini-tender offers typically do not provide the same disclosure and procedural protections that larger, traditional tender offers provide.” We believe the materials provided along with the Comrit Offer fail to adequately address certain matters, such as: a complete description of the risks associated with the Comrit Offer; a clear discussion of the methodologies used by Comrit to determine its offer price or how it has valued the Company’s shares; completeness of disclosure as to the identity of Comrit, its control persons and promoters and their financial wherewithal; and a clear disclosure of the Company’s shares owned by Comrit and its affiliates.

(vii)
There is no guarantee that the Comrit Offer can or will be completed as soon as Comrit contemplates in its offer. The Comrit Offer does not initially expire until June 28, 2019, and this date may be extended by Comrit, subject to compliance with applicable securities laws, in its sole discretion. Comrit expressly reserves the right to amend the terms of the Comrit Offer, including by decreasing the $3.81 per Share offer price or by changing the number of Shares being sought or the type of consideration, at any time before the Comrit Offer expires.

In summary, we believe the Comrit Offer represents an attempt by Comrit to catch current stockholders of the Company off-guard and acquire the Shares at a low price in order to make a profit and, as a result, deprive the stockholders that tender their Shares of the Company’s common stock of the potential long-term value of the Shares. As provided by Comrit in the Comrit Offer, stockholders who tender their Shares of the Company’s common stock will assign their right to receive distributions that are paid after the Comrit Offer expires. Stockholders who tender their shares pursuant to the Comrit Offer would thus give up their rights to any distributions after June 28, 2019 (or such other date to which the Comrit Offer may be extended) and would lose their rights to receive any merger consideration should the Merger close.

In light of the foregoing factors, the Board recommends that the Company’s stockholders reject the Comrit Offer. Each stockholder must independently evaluate whether to tender its shares of the Company’s common stock to Comrit pursuant to the Comrit Offer.

The Board understands that you must make your own independent decision whether to tender or refrain from tendering your shares of the Company’s common stock. We strongly urge you to carefully consider all aspects of the Comrit Offer in light of your own circumstances, including (i) your investment objectives, (ii) your financial circumstances, including your tolerance for risk and need for immediate liquidity that cannot be satisfied by other means, (iii) other financial opportunities available to you, (iv) your own tax position and tax consequences and (v) other factors you determine are relevant to your decision. You should carefully review all of the Tender Offer Materials sent to you by Comrit, as well as the Company’s publicly available annual, quarterly and other reports, and consult with your own financial, tax and other advisors in evaluating the Comrit Offer before deciding whether to tender your shares of the Company’s common stock.

PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION.

To accept the Comrit Offer, follow the instructions in the Comrit Offer materials. To reject the Comrit Offer, simply ignore it; you do not need to respond to anything. If you have already agreed to tender your Shares pursuant to the Comrit Offer, you may withdraw your acceptance of the Comrit Offer by notifying Comrit at any time prior to the termination of the Comrit Offer.

Should you have any questions or need further information about your options, please feel free to contact the Company’s Investor Relations Department at IR@cvreit.com or writing to Carter Validus Mission Critical REIT, Inc., c/o DST Systems, Inc., P.O. Box 219731, Kansas City, Missouri 64121-9731.

Sincerely,

/s/ Michael A. Seton
Name: Michael A. Seton
Title: Chief Executive Officer and President

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the federal securities laws. Carter Validus Mission Critical REIT, Inc. (“CVMC REIT I”) and Carter Validus Mission Critical REIT II, Inc. (“CVMC REIT II”) expect to prepare and file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus. WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CVMC REIT AND CVMC REIT II IN CONNECTION WITH THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CVMC REIT I, CVMC REIT II AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors will be able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (www.sec.gov). In addition, these materials will also be available free of charge by accessing CVMC REIT I’s website (www.cvmissioncriticalreit.com) or by accessing CVMC REIT II’s website (www.cvmissioncriticalreitii.com).

Participants in the Proxy Solicitation

Information regarding CVMC REIT I’s directors and executive officers is available in its Annual Report on Form 10-K filed with the SEC on March 22, 2019, and its proxy statement filed with the SEC by CVMC REIT I on April 27, 2018, in connection with its 2018 annual meeting of stockholders, and information regarding CVMC REIT II’s directors and executive officers, is available in its Annual Report on Form 10-K filed with the SEC on March 22, 2019, and its proxy statement filed with the SEC by CVMC REIT II on April 27, 2018, in connection with its 2018 annual meeting of stockholders. Certain directors and executive officers of CVMC REIT I and/or CVMC REIT II and other persons may have direct or indirect interests in the Merger due to securities holdings, pre-existing or future indemnification arrangements and rights to severance payments and retention bonuses if their employment is terminated prior to or following the Merger. If, and to the extent that any of the participants will receive any additional benefits in connection with the Merger, the details of those benefits will be described in the Proxy Statement/Prospectus relating to the Merger. Investors and security holders may obtain additional information regarding the direct and indirect interests of CVMC REIT I and CVMC REIT II and their respective executive officers and directors in the Merger by reading the Proxy Statement/Prospectus regarding the Merger when it becomes available.

Cautionary Note Regarding Forward-Looking Statements

Certain statements of the Company included in this letter that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology. The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Certain factors that could cause actual results to differ materially from these forward-looking statements are listed from time to time in the Company’s SEC reports, including, but not limited to, the risk that the proposed Merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the inability to obtain the Stockholder Approval with respect to CVMC REIT I or the failure to satisfy the other conditions to completion of the proposed Merger; risks related to disruption of management’s attention from the ongoing business operations due to the proposed Merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of CVMC REIT I or CVMC REIT II; and other factors, including those set forth in the Risk Factors provided in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.